UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D

	Under the Securities Exchange Act of 1934
(Amendment No. 1)*

	Initio, Inc.
	(Name of Issuer)

	Common Stock, $.01 Par Value
	(Title of Class of Securities)

	                      457203-10-7
	(CUSIP Number)

		Pioneer Ventures Associates Limited Partnership
(Reporting Person)

	Arnold N. Bressler, Esq.
             One Pennsylvania Plaza, 49th Floor, New York, New York 10119-0165 - (212) 594-5300
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	                         December 23, 1998
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Check the following box if a fee is being paid with the statement _. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

I:\INIT\80039IM.006

CUSIP NO. 457203-10-7                                     PAGE 1

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		PIONEER VENTURES ASSOCIATES LIMITED PARTNERSHIP
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a. o
                                                            b. o
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS*
		OO
----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e):

                                                               o
----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

		USA
----------------------------------------------------------------
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

		1,324,675
----------------------------------------------------------------
8	SHARED VOTING POWER

		None
----------------------------------------------------------------
9	SOLE DISPOSITIVE POWER

	     1,324,675
----------------------------------------------------------------
10	SHARED DISPOSITIVE POWER

		None
----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	     1,324,675
----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               o
----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		22.2%
----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

		PN

----------------------------------------------------------------

Item 1.

	This Schedule 13D relates to the Debenture described below and the shares of common stock, par value $.01 per share, to be issued upon conversion of the Debenture (the "Common Stock"), of Initio, Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 2500 Arrowhead Drive, Carson City, Nevada 89706.

Item 2.	Identity and Background.

	1.	(a-c)  Pioneer Ventures Associates Limited Partnership ("PVALP"),
a Connecticut limited partnership having an address at 651 Day Hill Road, Windsor, Connecticut 06095, is an investment company partnership.

	   	(d-e) During the last five years, PVALP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

	 (a-b)	PVALP's beneficial ownership is comprised of the right to
convert a $3,000,000 convertible subordinated debenture into 1,000,000 shares and the right to convert a $500,000 convertible subordinated debenture into 324,675 shares (the 1,000,000 shares and the 324,675 shares are collectively referred to as the "Conversion Shares") of Common Stock, over which it will have sole voting and dispositive power if converted. The Conversion Shares, assuming conversion, represent 22.2% of the Company's issued and outstanding shares.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

	On February 25, 1998, the Company entered into the Debenture Commitment Agreement with PVALP pursuant to which PVALP has agreed to make certain loans to the Company to be repaid by the Company in accordance with the terms of convertible subordinated debentures (the "Debentures"). On February 25, 1998 PVALP loaned $3,000,000 to the Company and the Company has issued the First Subordinated Debenture due May 1, 2003 (the "First Debenture"). On December 23, 1998 PVALP loaned $500,000 to the Company and the Company has issued the Second Subordinated Debenture due December 23, 2003 (the "Second Debenture").

	The First Debenture is convertible in whole or in part at any time into 1,000,000 shares of Common Stock.

	The Second Debenture is convertible in whole or in part at any time into 324,675 shares of Common Stock.

	The terms of the First Debenture include the condition that the principal stockholders of the Company (the "Principal Stockholders"), enter into a Voting Agreement with PVALP.

	The Voting Agreement provides that so long as there is any unpaid principal amount or interest outstanding under the Debentures, or for so long as the Conversion Shares are held by PVALP, the Principal Stockholders will vote all of their Common Stock for the election of PVALP's designee as a director of the Company. In addition, in the event of a default under the Debenture Commitment Agreement, the Principal Shareholders agree to elect that number of nominees to the Board of Directors designated by PVALP such that the Board of Directors becomes comprised of a majority of nominees of PVALP. The Principal Shareholders also agree to vote in favor of the PVALP nominees so long as any interest or principal remains unpaid or for so long as the Conversion Shares are held by PVALP.

	The Voting Agreement also provides that the Principal Shareholders may not transfer any Common Stock to any affiliate without PVALP's prior written consent. "Affiliate" is defined in the Voting Agreement as (a) any spouse, parent, parent-in-law, grandparent, grandchild, sibling, uncle, aunt, niece, nephew or first cousin of the transferor or (b) any person which the transferor directly or indirectly controls or (c) any transfer to a person if the transferor remains a beneficial owner, as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, of the transferred shares.

Item 7.	Material to be Filed as Exhibits.

	The following are attached as exhibits hereto:

		Exhibit 1.	Debenture Commitment Agreement, dated as of February
25, 1998, by and between the Company and PVALP incorporated by reference to the Schedule 13D dated February 25, 1998 by Martin Fox.

		Exhibit 2.	Second Convertible Subordinated Debenture due
December 23, 2003 incorporated by reference to the Schedule 13D dated as of December 23, 1998 by Martin Fox.

		Exhibit 3.	Voting Agreement, dated as of February 25, 1998, by
and between PVALP and the Principal Stockholders incorporated by reference to the Schedule 13D dated February 25, 1998 by Martin Fox.


		SIGNATURES

	After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



				PIONEER VENTURES ASSOCIATES
				LIMITED PARTNERSHIP
				By:  Ventures Management Partners LLC,
						Its General Partner

					By:  Pioneer Ventures Corp.,
					     Its Managing Member



					     By: /s/ Robert A. Lerman
						Robert A. Lerman, President


Dated as of: December 23, 1998




Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)


PVALP Initio 1st 1998 (A:\13D.006.doc)
	I:\INIT\80039IM.006
??









CUSIP NO. 457203-10-7
Schedule 13D
PAGE 1 of 4

CUSIP NO. 457203-10-7
Schedule 13D
PAGE 1 of 4